Exhibit 4.1

[Execution]

SECOND AMENDMENT TO CREDIT AGREEMENT

THIS SECOND AMENDMENT TO CREDIT AGREEMENT (this “Amendment”), dated as of June 25, 2013, is by and among UNIFI, INC., a New York corporation (“Parent”), UNIFI MANUFACTURING, INC., a North Carolina corporation (“Unifi Manufacturing” and together with Parent, each a “Borrower” and collectively, the “Borrowers”), THE PERSONS IDENTIFIED AS THE LENDERS ON THE SIGNATURE PAGES HERETO (the “Lenders”), and WELLS FARGO BANK, NATIONAL ASSOCIATION, a national banking association, as agent for the Lenders (in such capacity, together with its successors and assigns in such capacity, “Agent”).

W I T N E S S E T H:

WHEREAS, pursuant to the Credit Agreement, dated as of May 24, 2012, as amended by the First Amendment to Credit Agreement, dated as of December 27, 2012, among the Borrowers, the Lenders and the Agent (as further amended hereby and as the same may hereafter be further amended, modified, supplemented, renewed, restated or replaced from time to time, the “Credit Agreement”), the Lenders have made loans and advances and provided other financial accommodations to Borrowers; and

WHEREAS, the parties hereto have agreed to amend the Credit Agreement as set forth herein.

NOW, THEREFORE, in consideration of the agreements herein contained and other good and valuable consideration, the parties hereby agree as follows:

1.     Definitions.

(a)     Additional Definitions. As used herein, the following terms shall have the following meanings given to them below, and the Credit Agreement is hereby amended to include, in addition and not in limitation, the following:

(i)     “2015 Reset Conditions” means the following: (A) the appraisals of the Eligible M&E and the Eligible Real Property used to calculate the Term Loan Formula Amount for purposes of resetting the M&E Advance Rate and the Real Property Advance Rate on the 2015 Reset Date shall have been conducted within 90 days of the 2015 Reset Date and the reports prepared by the applicable appraisers with respect to such appraisals shall have been delivered to Agent within 45 days of the 2015 Reset Date, (B) on the 2015 Reset Date, and after giving effect to resetting the M&E Advance Rate and the Real Property Advance Rate, no Default or Event of Default shall exist or shall have occurred and be continuing, (C) Excess Availability shall not be less than $20,000,000 at any time during the period from the 30th day prior to the 2015 Reset Date through and including the 2015 Reset Date, (D) the EBITDA of the Loan Parties (excluding, for the purposes of this definition, earnings of any Person in which any of the Loan Parties have an Equity Interest, regardless of whether or not such amounts have been received by any of the Loan Parties in the form of cash distributions) shall be not less than $30,000,000 for the 12 fiscal month period ended on the last day of the fiscal month preceding the 2015 Reset Date for which the financial statements of the Loan Parties are then required to have been delivered pursuant to Section 5.1, (E) the Fixed Charge Coverage Ratio of the Loan Parties shall be at least 1.0 to 1.0 for the 12 fiscal month period ended on the last day of the fiscal month preceding the 2015 Reset Date for which the financial statements of the Loan Parties are then required to have been delivered pursuant to Section 5.1; provided, that, for purposes of this clause (E), the definition of “Fixed Charge Coverage Ratio” will be deemed to include all Restricted Payments made during such 12 fiscal month period, and (F) on the 2015 Reset Date, Agent shall have received from Borrowers an officer’s certificate from an Authorized Person as to the satisfaction of all of the conditions set forth above.

(ii)     “2015 Reset Date” means the first date following the second anniversary of the Second Amendment Term Loan Effective Date that all of the 2015 Reset Conditions have been satisfied as determined by Agent.

(iii)     “Letter of Credit Sublimit” means $10,000,000.

(iv)     “M&E Advance Rate” means 85%, which amount shall be reduced to 82% on October 1, 2013 and shall continue to be reduced by an additional 3 percentage points on the first day of each calendar quarter thereafter; provided, that, such percentage shall be reset to 85% on the 2015 Reset Date and shall thereafter be reduced by 3 percentage points on the first day of each calendar quarter commencing with the first such date following the 2015 Reset Date.

(v)     “Real Property Advance Rate” means 60%, which amount shall be reduced to 58.5% on October 1, 2013 and shall continue to be reduced by an additional 1.5 percentage points on the first day of each calendar quarter thereafter; provided, that, such percentage shall be reset to 60% on the 2015 Reset Date and shall thereafter be reduced by 1.5 percentage points on the first day of each calendar quarter commencing with the first such date following the 2015 Reset Date.

(vi)     “Second Amendment” means the Second Amendment to Credit Agreement, dated as of June 25, 2013, by and among Borrowers, Lenders and Agent, as acknowledged and agreed to by the Guarantors.

(vii)     “Second Amendment Term Loan Effective Date” means the date on which the conditions precedent set forth in Section 7(b) of the Second Amendment shall have been satisfied.

(viii)     “Term Loan Formula Amount” means, as of any date of determination, the sum of:

(a) the M&E Advance Rate multiplied by the appraised net orderly liquidation value of Borrowers’ Eligible M&E as of such date (as determined by the most recent appraisal thereof ordered by Agent and received by Agent prior to such date); plus

(b) the Real Property Advance Rate multiplied by the appraised fair market value of Borrowers’ Eligible Real Property as of such date (as determined by the most recent appraisal thereof ordered by Agent and received by Agent prior to such date).

(ix)     “Term Note” means the Term Promissory Note, dated as of the Second Amendment Term Loan Effective Date, by Borrowers in favor of Agent, for the benefit of the Lenders with a Term Loan Commitment, as the same may be amended, modified, supplemented, renewed, restated or replaced.

(b)     Amendments to Definitions.

(i)     Applicable Margin. The definition of “Applicable Margin” set forth in Schedule 1.1 to the Credit Agreement is hereby amended by deleting the table set forth in the definition thereof and replacing such table with the following:

		Applicable Margin
Level	Average Excess Availability	Base Rate Revolving Loans	LIBOR Rate Revolving Loans	Base Rate Term Loans	LIBOR Rate Term Loans
I	> $65,000,000	0.75%	1.75%	1.25%	2.25%
II	< $65,000,000 and > $30,000,000	1.00%	2.00%	1.25%	2.25%
III	< $30,000,000	1.25%	2.25%	1.25%	2.25%

(ii)     Eligible M&E. The definition of “Eligible M&E” set forth in Schedule 1.1 to the Credit Agreement is hereby amended by deleting the reference to “Term Loan Amount” in clause (i) of such definition and replacing it with “Term Loan Formula Amount”.

(iii)     Eligible Real Property. The definition of “Eligible Real Property” set forth in Schedule 1.1 to the Credit Agreement is hereby amended by deleting the reference to “Term Loan Amount” in clause (e) of such definition and replacing it with “Term Loan Formula Amount”.

(iv)     Fixed Charges. The definition of “Fixed Charges” set forth in Schedule 1.1 to the Credit Agreement is hereby amended by deleting such definition in its entirety and replacing it with the following:

“ “Fixed Charges’ means, with respect to any fiscal period of the Loan Parties on a Consolidated Basis, without duplication, the sum of (a) all cash Interest Expense during such period, plus (b) all regularly scheduled principal payments in respect of the Term Loan during such period, plus (c) all other principal payments (whether scheduled or not) on Funded Indebtedness during such period (other than (x) principal payments in respect of the Revolving Loans, (y) voluntary principal prepayments in respect of the Term Loan, and (z) principal payments in respect of the MacKay Shields Term Loan Indebtedness), all as determined in accordance with GAAP.”

(v)     Fixed Charge Coverage Ratio. The definition of “Fixed Charge Coverage Ratio” set forth in Schedule 1.1 to the Credit Agreement is hereby amended by deleting such definition in its entirety and replacing it with the following:

“ “Fixed Charge Coverage Ratio’ means, with respect to any fiscal period of the Loan Parties, the ratio of (a) the sum of (i) EBITDA for such period, minus (ii) Capital Expenditures made by the Loan Parties during such period, plus (iii) to the extent not included in the calculation of Adjusted Net Earnings from Operations during such period, cash payments received during such period from Persons in which any of the Loan Parties have an Equity Interest, minus (iv) cash payments made by any of the Loan Parties during such period to Persons in which any of the Loan Parties have an Equity Interest, minus (v) Restricted Payments made by any of the Loan Parties during such period (other than Restricted Payments consisting of share repurchases made during such period permitted under Section 6.7(c)), minus Restricted Investments made during such period, minus (vi) cash taxes paid during such period, to (b) Fixed Charges for such period, in each case as calculated on a Consolidated Basis. Unless otherwise specified herein, the applicable period of computation shall be for the 12 consecutive fiscal months ending as of the date of determination.”

(vi)     Guaranty and Security Agreement. The definition of “Guaranty and Security Agreement” set forth in Schedule 1.1 to the Credit Agreement is hereby amended by deleting such definition in its entirety and replacing it with the following:

“ “Guaranty and Security Agreement’ means the Guaranty and Security Agreement, dated as of the Closing Date, as amended by the First Amendment to Guaranty and Security Agreement, dated as of June 25, 2013, by and among the Loan Parties and Agent, as the same may be further amended, modified, supplemented, renewed, restated or replaced.”

(vii)     Maturity Date. The definition of “Maturity Date” set forth in Schedule 1.1 to the Credit Agreement is hereby amended by deleting such definition in its entirety and replacing it with the following:

“ “Maturity Date’ means May 24, 2018.”

(viii)     Term Loan Amount. The definition of “Term Loan Amount” set forth in Schedule 1.1 to the Credit Agreement is hereby amended by deleting such definition in its entirety and replacing it with the following:

“ “Term Loan Amount’ means: (a) on the Second Amendment Term Loan Effective Date, the lesser of (i) $50,000,000, and (ii) the Term Loan Formula Amount on the Second Amendment Term Loan Effective Date, and (b) on the 2015 Reset Date, the lesser of (i) the amount equal to (x) $50,000,000, less (y) the aggregate amount of all regularly scheduled payments and voluntary and mandatory prepayments of principal in respect of the Term Loan following the Second Amendment Term Loan Effective Date, and (ii) the Term Loan Formula Amount on the 2015 Reset Date.”

(ix)     Trigger Level. The definition of “Trigger Level” set forth in Schedule 1.1 to the Credit Agreement is hereby amended by deleting such definition in its entirety and replacing it with the following:

“ “Trigger Level’ means, as of any date of determination, the greater of (a) $10,000,000 and (b) 20% of the Maximum Revolver Amount on such date.”

(c)     Interpretation. Capitalized terms used herein which are not otherwise defined herein shall have the respective meanings ascribed thereto in the Credit Agreement.

2.     Term Loan. Section 2.2 of the Credit Agreement is hereby amended by deleting such Section in its entirety and replacing it with the following:

“2.2 Term Loan.

(a) Subject to the terms and conditions of this Agreement, on the Second Amendment Term Loan Effective Date, each Lender with a Term Loan Commitment agrees (severally, not jointly or jointly and severally) to make term loans to Borrowers in an amount equal to such Lender’s Pro Rata Share of the amount equal to (the “Second Amendment Re-Load Amount”): (i) the Term Loan Amount on the Second Amendment Term Loan Effective Date, less (ii) $42,800,000 representing the principal amount of the term loans made by the Lenders with Term Loan Commitments on the Closing Date which is outstanding as of the Second Amendment Term Loan Effective Date (the “Second Amendment Term Loan Balance”). The sum of the Second Amendment Re-Load Amount plus the Second Amendment Term Loan Balance shall be collectively referred to as the “Term Loan”.

(b) From and after the Second Amendment Term Loan Effective Date, subject to Section 2.2(d), the principal of the Term Loan shall be repaid as follows: (i) consecutive quarterly installments, commencing on October 1, 2013, and continuing on the first day of each calendar quarter thereafter, in an amount (if any) such that, after giving effect to the payment of such amount and the re-calculation of the Term Loan Formula Amount on each such payment date (taking into effect the scheduled reductions in the M&E Advance Rate and Real Estate Advance Rate on such payment date), the outstanding principal balance of the Term Loan does not exceed the re-calculated Term Loan Formula Amount, and (ii) a final installment of all remaining unpaid principal (and all accrued and unpaid interest) on the Term Loan on the earlier of (A) the Maturity Date, and (B) the date of the acceleration of the Term Loan in accordance with the terms of Section 9.1.

(c) Subject to the terms and conditions of this Agreement, on the 2015 Reset Date, each Lender with a Term Loan Commitment agrees (severally, not jointly or jointly and severally) to make term loans to Borrowers in an aggregate amount equal to such Lender’s Pro Rata Share of the amount equal to the Term Loan Amount on the 2015 Reset Date, which amount shall thereafter be referred to as the “Term Loan”.

(d) From and after the 2015 Reset Date, the principal of the Term Loan shall be repaid as follows: (i) consecutive quarterly installments, commencing on the first day of each calendar quarter (i.e., each January 1, April 1, July 1 and October 1) following the 2015 Reset Date and continuing on the first day of each calendar quarter thereafter, in an amount (if any) such that, after giving effect to the payment of such amount and the re-calculation of the Term Loan Formula Amount on each such payment date (taking into effect the scheduled reductions in or reset of the M&E Advance Rate and Real Estate Advance Rate on such payment date), the outstanding principal balance of the Term Loan does not exceed the re-calculated Term Loan Formula Amount, and (ii) a final installment of all remaining unpaid principal (and all accrued and unpaid interest) on the Term Loan on the earlier of (A) the Maturity Date, and (B) the date of the acceleration of the Term Loan in accordance with the terms of Section 9.1.

(e) The Term Loan shall be evidenced by the Term Note. Any principal amount of the Term Loan that is repaid or prepaid may not be reborrowed. All principal of, interest on, and other amounts payable in respect of the Term Loan shall constitute Obligations hereunder.”

3.     Prepayments - Fixed Asset Adjustments. Section 2.4(e)(vi) of the Credit Agreement is hereby amended by deleting such Section in its entirety and replacing it with the following:

“(vi) Fixed Asset Adjustments. To the extent not addressed by Section 2.4(e)(ii):

(A) Within 3 Business Days of the date on which any item or parcel of Eligible M&E or Eligible Real Property ceases to satisfy all of the eligibility criteria applicable thereto in accordance with the respective definitions of Eligible M&E and Eligible Real Property, Borrowers shall prepay the Term Loan in accordance with Section 2.4(f)(iii) in an amount equal to the unamortized amount of the Term Loan that was attributed to such item or parcel of Eligible M&E or Eligible Real Property, as applicable, in determining the amount of the Term Loan on the Second Amendment Term Loan Effective Date or the 2015 Reset Date, as applicable, in accordance with the definition of “Term Loan Formula Amount” to the extent that such unamortized amount that is attributable to such item or parcel of Eligible M&E or Eligible Real Property, as applicable, set forth in the most recent appraisal thereof causes the outstanding principal amount of the Term Loan to exceed the Term Loan Formula Amount.

(B) Within 3 Business Days after Agent’s receipt of updated appraisals of Eligible M&E and/or Eligible Real Property that result in a reduction of the Term Loan Formula Amount in accordance with the provisos set forth in the definition of “Term Loan Formula Amount”, Borrowers shall prepay the Term Loan in accordance with Section 2.4(f)(iii) to the extent that the outstanding principal amount of the Term Loan exceeds the Term Loan Formula Amount as a result of such updated appraisals.”

4.     Letter of Credit Usage. Section 2.11(b)(i) of the Credit Agreement is hereby amended by deleting the reference to “$20,000,000” and replacing it with “the Letter of Credit Sublimit”.

5.     Restricted Payments. Section 6.7(c) of the Credit Agreement is hereby amended by deleting such Section in its entirety and replacing it with the following:

“(c) Parent may make Restricted Payments consisting of dividends and share repurchases with respect to Equity Interests of Parent so long as (i) each such Restricted Payment is permitted by law, (ii) on the date any such Restricted Payment is made, no Default or Event of Default shall exist or shall have occurred and be continuing and no Default or Event of Default would result therefrom, (iii) on a pro forma basis, after giving effect to each such Restricted Payment and any Revolving Loans made in connection therewith, Excess Availability shall not be less than $20,000,000 at any time during the period from the 30th day prior to the making of such Restricted Payment through and including the date of the making of such Restricted Payment (measured as if such Restricted Payment and any Revolving Loans made in connection therewith had been made on the first day of such 30 day period), and (iv) on or prior to the date of each such Restricted Payment, Borrowers shall have delivered to Agent an officer’s certificate from an Authorized Person as to the satisfaction of all conditions set forth above (it being understood that, in the case of share repurchases, such certificates may be provided on a weekly basis for share repurchases made during the prior week rather than on the date of each repurchase), and”.

6.     Schedules to Loan Agreement. Schedule C-1 to the Loan Agreement is hereby amended by deleting such Schedule in its entirety and replacing it with Schedule 1 to this Amendment.

7.     Conditions Precedent.

(a)     Subject to Section 7(b) of this Amendment, the provisions of this Amendment shall only be effective upon the satisfaction of each of the following conditions precedent in a manner satisfactory to Agent:

(i)     Amendment and Other Documents. Agent shall have received fully executed counterparts of this Amendment and the First Amendment to the Guaranty and Security Agreement, in each case duly authorized, executed and delivered by each of the Loan Parties.

(ii)     Opinion Letters. Agent shall have received, in form and substance reasonably satisfactory to Agent, opinion letters of counsel to the Loan Parties as to such matters as Agent may reasonably require.

(iii)     Certificates, etc. Agent shall have received, in form and substance reasonably satisfactory to Agent, an officer’s certificate from each Borrower and Guarantor certifying as to such matters as Agent may reasonably require.

(iv)     Amendment Fee. Agent shall have received, for the account of the Lenders (based on their Pro Rata Shares of the Commitments) a non-refundable amendment fee in the amount of $125,000 (it being understood that Agent is hereby authorized to charge the Loan Account of the Borrowers for the full amount of such fee on the date of the Second Amendment).

(v)     Accuracy of Representations and Warranties. Each of Borrowers’ representations and warranties set forth in Section 7(d) hereof shall be true and correct in all respects.

(b)     The provisions of Sections 1(a)(i), 1(a)(ii), 1(a)(iv), 1(a)(v), 1(a)(vii), 1(a)(viii), 1(b)(ii), 1(b)(iii), 1(b)(vii), 1(b)(viii), 2, 3 and 6 of this Amendment shall only be effective upon the satisfaction of each of the following conditions precedent in a manner satisfactory to Agent:

(i)     Updated Real Property Appraisals. Agent and each Lender shall have received, in form and substance satisfactory to Agent and each Lender, updated appraisals ordered by Agent of the Eligible Real Property consisting of the Closing Date Real Property Collateral which, taken together with the updated appraisals of Eligible M&E delivered to Agent prior to the date hereof, reflect aggregate appraised values of the Eligible Real Property and Eligible M&E that are sufficient in the determination of Agent and each Lender to support a Term Loan Formula Amount on the Second Amendment Term Loan Effective Date of at least $50,000,000.

(ii)     Term Note. Agent shall have the Term Note, duly authorized, executed and delivered by each of the Borrowers.

(iii)     Borrowing Certificate. Agent shall have received, in form and substance reasonably satisfactory to Agent, an officer’s certificate from Borrowers certifying as to the satisfaction of the conditions precedent set forth in this Section 7(b) and such other matters as Agent may reasonably require.

8.     Miscellaneous

(a)     No Additional Obligations. Borrowers acknowledge and agree that the execution, delivery and performance of this Amendment shall not create (nor shall Borrowers rely upon the existence of or claim or assert that there exists) any obligation of Agent or any Lender to consider or agree to any other amendment of or waiver or consent with respect to the Credit Agreement or any other instrument or agreement to which Agent or any Lender is a party (collectively, an “Additional Amendment” or “Consent”), and in the event that Agent and the Lenders subsequently agree to consider any requested Additional Amendment or Consent, neither the existence of this Amendment nor any other conduct of Agent or the Lenders related hereto, shall be of any force or effect on the Lenders’ consideration or decision with respect to any such requested Additional Amendment or Consent, and the Lenders shall not have any obligation whatsoever to consider or agree to any such Additional Amendment or Consent.

(b)     Waiver of Claims. In order to induce Agent and Lenders to enter into this Amendment, each Borrower hereby releases, remises, acquits and forever discharges each Lender and Agent and each of their respective employees, agents, representatives, consultants, attorneys, officers, directors, partners, fiduciaries, predecessors, successors and assigns, subsidiary corporations, parent corporations and related corporate divisions (collectively, the “Released Parties”), from any and all actions, causes of action, judgments, executions, suits, debts, claims, demands, liabilities, damages and expenses of any and every character, known or unknown, direct or indirect, at law or in equity, of whatever nature or kind, whether heretofore or hereafter arising, for or because of any manner of things done, omitted or suffered to be done by any of the Released Parties (excluding the gross negligence or willful misconduct of any of the Released Parties), prior to and including the date of execution hereof, and in any way directly or indirectly arising out of any or in any way connected to this Amendment, the Credit Agreement or the other Loan Documents (collectively, the “Released Matters”). Each Borrower hereby acknowledges that the agreements in this Section are intended to be in full satisfaction of all or any alleged injuries or damages arising in connection with the Released Matters. Each Borrower hereby represents and warrants to each Lender and Agent that it has not purported to transfer, assign or otherwise convey any right, title or interest of any Borrower in any Released Matter to any other Person and that the foregoing constitutes a full and complete release of all Released Matters.

(c)     Acknowledgments and Stipulations. In order to induce Agent and Lenders to enter into this Amendment, each Borrower acknowledges, stipulates and agrees that (a) all of the Obligations are absolutely due and owing by Borrowers to Agent and Lenders in accordance with the terms and provisions of the Credit Agreement without any defense, deduction, offset or counterclaim (and, to the extent any Borrower had any defense, deduction, offset or counterclaim on the date hereof, the same is hereby waived by such Borrower); (b) the Loan Documents executed by each Borrower are legal, valid and binding obligations of such Borrower enforceable against such Borrower in accordance with their respective terms, except as enforcement may be limited by equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar laws relating to or limiting creditors’ rights generally; (c) the Liens granted by each Borrower to Agent in the Collateral are valid and duly perfected, first priority Liens, subject only to Permitted Liens; (d) each of the recitals contained at the beginning of this Amendment is true and correct; and (e) prior to executing this Agreement, each Borrower consulted with and had the benefit of advice of legal counsel of their own selection and has relied upon the advice of such counsel, and in no part upon the representation of Agent, any Lender or any counsel to Agent or any Lender concerning the legal effects of this Agreement or any provision hereof.

(d)     Representations and Warranties of Borrowers. Each Borrower hereby represents and warrants that, after giving effect to the amendments contained herein, (a) the representations and warranties contained in Section 4 of the Credit Agreement are correct in all material respects on and as of the date hereof as though made on and as of such date, except to the extent that any such representation or warranty specifically relates to an earlier date, (b) the execution, delivery, and performance by such Borrower of this Amendment does not and will not (i) violate any material provision of federal, state, or local law or regulation applicable to any Loan Party or its Domestic Subsidiaries, the Governing Documents of any Loan Party or its Domestic Subsidiaries, or any order, judgment, or decree of any court or other Governmental Authority binding on any Loan Party or its Domestic Subsidiaries, (ii) conflict with, result in a breach of, or constitute (with due notice or lapse of time or both) a default under any material agreement of any Loan Party or its Domestic Subsidiaries where any such conflict, breach or default could individually or in the aggregate reasonably be expected to have a Material Adverse Effect, (iii) result in or require the creation or imposition of any Lien of any nature whatsoever upon any assets of any Loan Party, other than Permitted Liens, or (iv) require any approval of any holder of Equity Interests of a Loan Party or any approval or consent of any Person under any material agreement of any Loan Party, other than consents or approvals that have been obtained and that are still in force and effect and except, in the case of material agreements, for consents or approvals, the failure to obtain could not individually or in the aggregate reasonably be expected to cause a Material Adverse Effect, and (c) no Default or Event of Default exists under the Credit Agreement on and as of the date hereof. Without limitation of the preceding sentence, each Borrower hereby expressly re-affirms the validity, effectiveness and enforceability of each Loan Document to which it is a party (in each case, as the same may be modified by the terms of this Amendment).

(e)     Effect of this Agreement. Except as expressly amended pursuant hereto, no other changes or modifications to the Loan Agreement or any of the other Loan Documents are intended or implied, and in all other respects, the Loan Agreement and each of the other Loan Documents is hereby specifically ratified, restated and confirmed by all parties hereto as of the date hereof. To the extent that any provision of the Loan Agreement or any of the other Loan Documents are inconsistent with the provisions of this Amendment, the provisions of this Amendment shall control. All references in the Loan Agreement (including without limitation the Schedules thereto) to the “Agreement” and all references in the other Loan Documents to the “Loan Agreement” shall be deemed to refer to the Loan Agreement, as amended hereby.

(f)     Further Assurances. The Loan Parties shall execute and deliver such additional documents and take such additional action as may be reasonably requested by Agent to effectuate the provisions and purposes hereof.

(g)     Governing Law. THE VALIDITY OF THIS AMENDMENT, THE CONSTRUCTION, INTERPRETATION, AND ENFORCEMENT HEREOF, THE RIGHTS OF THE PARTIES HERETO WITH RESPECT TO ALL MATTERS ARISING HEREUNDER OR RELATED HERETO, AND ANY CLAIMS, CONTROVERSIES OR DISPUTES ARISING HEREUNDER OR RELATED HERETO SHALL BE DETERMINED UNDER, GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

(h)     Binding Effect. This Amendment shall bind and inure to the benefit of the respective successors and permitted assigns of each of the parties hereto.

(i)     Counterparts; Electronic Execution. This Amendment may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same agreement. Delivery of an executed counterpart of this Amendment by telefacsimile or other electronic method of transmission shall be equally as effective as delivery of an original executed counterpart of this Amendment. Any party delivering an executed counterpart of this Amendment by telefacsimile or other electronic method of transmission also shall deliver an original executed counterpart of this Amendment but the failure to deliver an original executed counterpart shall not affect the validity, enforceability, and binding effect of this Amendment.

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Each of the parties hereto has caused a counterpart of this Amendment to be duly executed and delivered as of the date first above written.

BORROWERS:	UNIFI, INC. By:/S/ RONALD L. SMITH Name:Ronald L. Smith Title:Vice President

UNIFI MANUFACTURING, INC. By:/S/ RONALD L. SMITH Name:Ronald L. Smith Title:Vice President

AGENT AND LENDERS:	WELLS FARGO BANK, NATIONAL ASSOCIATION, as Agent and as a Lender By:/S/ JONATHAN RYAN DAVISON Name:Jonathan Ryan Davison Title: Vice President

CIT BANK, as a Lender By:/S/ KELLY HARTNETT Name:Kelly Hartnett Title: Authorized Signatory

BANK OF AMERICA, N.A., as a Lender By:/S/ ANDREW A. DOHERTY Name:Andrew A. Doherty Title:Senior Vice President

GUARANTORS’ ACKNOWLEDGEMENT

The undersigned, each a guarantor of the “Obligations” of Unifi, Inc., a New York corporation (“Parent”), and Unifi Manufacturing, Inc., a North Carolina corporation (“Unifi Manufacturing” and together with Parent, each a “Borrower” and collectively, the “Borrowers”), under and as defined in that certain Credit Agreement, dated as of May 24, 2012, as amended by the First Amendment to Credit Agreement, dated as of December 27, 2012 (as so amended, the “Credit Agreement”), by and among Borrowers, the lenders party thereto (the “Lenders”), and Wells Fargo Bank, National Association, as agent for the Lenders (in such capacity, together with its successors and assigns in such capacity, the “Agent”), hereby (a) acknowledges receipt of the foregoing Second Amendment to Credit Agreement, dated as of June 25, 2013, by and among Borrowers, the Lenders and Agent (the “Amendment”); (b) consents to the terms and execution thereof; (c) reaffirms its obligations pursuant to the terms of the Guaranty and Security Agreement; and (d) acknowledges that Agent and the Lenders may amend, restate, extend, renew or otherwise modify the Credit Agreement and any indebtedness or agreement of Borrowers, or enter into any agreement or extend additional or other credit accommodations to Borrowers, without notifying or obtaining the consent of the undersigned and without impairing the liability of the undersigned under the Guaranty and Security Agreement for Borrowers’ present and future Obligations.

SPANCO INTERNATIONAL, INC. By:/S/ WILLIAM L. JASPER Name:William L. Jasper Title:Chairman and CEO

UNIFI SALES & DISTRIBUTION, INC. By:/S/ WILLIAM L. JASPER Name:William L. Jasper Title:Chairman and CEO

UNIFI EQUIPMENT LEASING, LLC By:/S/ WILLIAM L. JASPER Name:William L. Jasper Title:Chairman and CEO

SCHEDULE 1

TO

SECOND AMENDMENT TO CREDIT AGREEMENT

Schedule C-1

Commitments

Lender	Revolver Commitment	Term Loan Commitment	Total Commitment
Wells Fargo Bank, National Association	$50,000,000.00	$25,000,000.00	$75,000,000.00
Bank of America, N.A.	$33,333,333.33	$16,666,666.67	$50,000,000.00
CIT Bank	$16,666,666.67	$8,333,333.33	$25,000,000.00
TOTAL	$100,000,000.00	$50,000,000.00	$150,000,000.00